McGuireWoods LLP

Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

July 1, 2005

By FedEx

And EDGAR

Ms. Peggy Kim, Senior Counsel

Division of Corporation Finance (Mail Stop 4561)

Securities and Exchange Commission

450 Fifth St., NW

Washington, DC 20549

APPLE REIT SIX, INC.

Post-Effective Amendment No. 4 to Registration Statement on Form S-11

As filed with SEC on June 14, 2005

(File No. 333-112169)

Dear Ms. Kim:

On behalf of our client, Apple REIT Six, Inc. (the “Company”), we are responding to your comment letter dated June 24, 2005 and addressed to Glade M. Knight, as President of the Company (the “Comment Letter”). The Comment Letter related to the above-referenced filing by the Company (the “Post-Effective Amendment”). The single comment from the Comment Letter and our response are set forth below.

Comment 1. Please amend your filing to include the audited financial statements pursuant to Rule 3-14 of Regulation S-X for the properties acquired since March, 2005. Refer to Item 20.D. of Guide 5.

Response. For the reasons explained below, the Company believes that the Post-Effective Amendment contains all of the required audited financial statements, and that no amendment is necessary. A request as to the effectiveness of the Post-Effective Amendment is made in the final section of this letter.

A. Hotel Properties Involved. The Post-Effective Amendment describes the Company’s purchase of 20 hotels. The Company’s purchases in 2005 began in March 2005. From March through the date of the Post-Effective Amendment, the period referenced in the Comment Letter, the Company purchased a total of nine hotels.

B. Filed Audited Financial Statements. The Post-Effective Amendment includes the Company’s base prospectus and its supplements to the prospectus (each, a “Supplement”). Specifically, the Post-Effective Amendment includes Supplement No. 7 (which was cumulative and replaced all prior Supplements) and Supplements No. 8 through 11.

Audited financial statements for three of the nine hotels purchased in 2005 are set forth in the Supplements, and therefore are filed in the Post-Effective Amendment, as indicated below:

Hotel Location (Franchise)	Location of Audited Financial Statements in Post-Effective Amendment
Anchorage, Alaska (Hampton Inn)	Supplement No. 7, pages F-24 through F-35
Foothill Ranch, California (Hampton Inn)	Supplement No. 7, pages F-24 through F-35
Boulder, Colorado (Marriott)	Supplement No. 11, pages F-2 through F-9

We note that the first two hotels listed above (Anchorage, Alaska and Foothill Ranch, California) were part of a 10-hotel portfolio, which was described in the applicable audited financial statements as the “Stonebridge Acquisition Hotels.” These two hotels were included in the audit of the Stonebridge Acquisition Hotels prior to their purchase by the Company, and their purchase by the Company was later reported in Supplements No. 9 and 10.

C. Other (Insignificant) Hotel Properties. The remaining six hotels are “insignificant” within the meaning of applicable financial reporting requirements. Therefore, no audited financial statements are required with respect to these six hotels.

The Comment Letter made specific reference to Rule 3-14 of Regulation S-X and Item 20.D. of Guide 5. The SEC, however, has stated in its training manual that Rule 3-05, and not Rule 3-14, applies to a number of businesses, including “nursing homes, hotels, motels, golf courses, …” See Division of Corporation Finance Accounting Disclosure Rules and Practices Manual (Training Material), Topic Two, II.A.7. In reliance on these statements by the SEC, and because the Company’s investment properties are limited to hotels, the Company believes that Rule 3-05 is the applicable rule within Regulation S-X.

Rule 3-05(b)(2)(i) provides that no financial statements are required if certain “conditions” do not exceed 20%. (There are similar 40% and 50% tests as well). The “conditions” are stated in the Rule 1-02(w) definition of “significant subsidiary.”

We have attached, as Schedule I to this letter, a table that covers each of the six hotels. The attached table contains a calculation for each of the applicable conditions and confirms that each of the six hotels is well below the 20% threshold.

The Company is aware of the requirement in Rule 3-05(b)(2)(i), which is currently satisfied, regarding the “aggregate impact of the individually insignificant” hotels. The Company will continue to monitor its hotel purchases as they occur, and will file additional audited financial statements to the extent necessary in response to this requirement.

D. Conclusion. The Company has filed audited financial statements for three of the nine hotels purchased by the Company during the period mentioned in the Comment Letter. The six remaining hotels are individually insignificant under Rule 3-05 of Regulation S-X, which is applicable to the Company and its hotel properties. These six hotels do not currently have an aggregate impact that would require the filing of additional audited financial statements.

Therefore, the Company believes that no audited financial statements are required for these six hotels and that no amendment to the Company’s Post-Effective Amendment is necessary. If the staff concurs with this response, the Company requests that its Post-Effective Amendment become effective as soon as possible. Based on past practice with the staff in the context of post-effective amendments, we understand that no written acceleration request specifying a desired effective date and time is necessary.

In connection with this response, the requested acknowledgements, as provided and signed by the Company, are set forth in Schedule II to this letter.

If you wish to discuss this matter further, please contact the undersigned at your convenience (using the contact information shown at the top of this letter). Please note that the undersigned will not be in the office during the week of July 4, and that you may contact William D. James of McGuireWoods LLP at 804-775-1040 during this period. Thank you.

Sincerely,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

cc:	Bryan F. Peery
Clinton M. Bowes
William D. James

Schedule I

(Individually Insignificant Hotel Properties under Rule 3-05 of Regulation S-X)

	(Column A)	(Column B)
Registrant	12/31/2004 Total Assets	2004 Proforma Income Before Tax
Apple REIT Six, Inc.	$332,259,000	$6,143,000

	(Column C)	(Column D)	(Column E)	(Column F)	(Column G)
Hotel Location (Franchise)	Purchase Date	Purchase Price	2004 Income Before Tax	% of Total Assets (Column D ÷ Column A)	% of Proforma Income Before Tax (Column E ÷ Column B)
Bakersfield, California (Hilton Garden Inn)	3/18/2005	$11,500,000	$17,000	3.5%	0.3%
Lake Mary, Florida (Courtyard by Marriott)	3/18/2005	6,000,000	375,000	1.8%	6.1%
Tallahassee, Florida (Hilton Garden Inn)	3/18/2005	10,850,000	774,000	3.3%	12.6%
Fort Worth, Texas (Residence Inn)	5/6/2005	17,000,000	0	5.1%	0.0%
Nashville, Tennessee (Homewood Suites)	5/24/2005	8,103,000	364,000	2.4%	5.9%
Fort Worth, Texas (Homewood Suites)	5/24/2005	9,097,000	323,000	2.7%	5.3%

Total		$62,550,000	$1,853,000	18.8%	30.2%

Note for Tables:

1.	The amounts in Columns A and B are set forth in Supplement No. 9, pages F-3 and F-15, respectively.
2.	Columns F and G correspond to two of the three conditions listed in the definition of “significant subsidiary” under Rule 1-02(w) of Regulation S-X. The third condition is omitted because it is equivalent to the total asset condition shown in Column F, due to the registrant’s ownership, through subsidiaries, of 100% of its hotel properties.

Schedule II

(Acknowledgements By Company)

The undersigned, on behalf of Apple REIT Six, Inc., hereby acknowledges the following to the United States Securities and Exchange Commission with respect to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11 (as filed with the Commission on June 14, 2005; File No. 333-112169):

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

Date: July 1, 2005

/s/ Glade M. Knight
Glade M. Knight, President